Exhibit (m)(6)(b) Amended Appendix A to the Distribution Plan pursuant to Rule 12b-1 for Class A Shares

APPENDIX A

(to the Class A Shares

Service and Distribution Plan Under Rule 12b-1)

September 11, 2007

Forward Hoover Small Cap Equity Fund

Forward International Small Companies Fund

Sierra Club Stock Fund

Forward Legato Fund

Forward Large Cap Equity Fund

Forward International Fixed Income Fund